Exhibit 99.1

Media Release

Opfikon, Switzerland, 2 April 2025

Shareholder information

Annual General Meeting on 13 May 2025

The Board of Directors of Sunrise Communications AG (the «Company») issues the invitation to the Annual General Meeting of Shareholders of Sunrise Communications AG (the «General Meeting») on 13 May 2025.

The General Meeting will be held on 13 May 2025 at 10:00 CEST at Ambassador House, Thurgauerstrasse 101b, 8152 Glattpark (Opfikon). Today, the invitation to the General Meeting, together with agenda items and proposals by the Board of Directors, will be sent to shareholders registered in the share register.

Only shareholders entered in the register of the Company with the right to vote on 5 May 2025, 17:00 CEST, will be entitled to participate in the General Meeting.

The invitation for the General Meeting has been published on www.sunrise.ch/en/corporate/investor-relations/events-presentations.

Sunrise Investor Relations Alex Herrmann +41 58 777 61 00 investor.relations@sunrise.net	Sunrise Media Relations 0800 333 000 media@sunrise.net

About Sunrise

Sunrise Communications AG («Sunrise») is Switzerland’s leading challenger, with a strong number two position in the Swiss telecommunications market and is listed on the SIX Swiss Exchange (SUNN).

By providing the most comprehensive fixed network access and a world-class mobile network delivering the highest gigabit coverage in Switzerland, Sunrise stands out as a premium and scaled company. Based on its best-in-class, future-fit networks, Sunrise provides high-quality mobile, landline, broadband and TV services to residential customers and empowers business customers with 360° communications and integrated ICT solutions for connectivity, security and IoT from a single source, thereby advancing their digitalisation.

At the end of December 2024, the Sunrise customer base included around 3.1 million mobile, 1.3 million broadband and 1.0 million TV customers (RGUs), as well as thousands of companies as business customers.

Sunrise boasts a dynamic and international environment where everyone has a voice, where perspectives are shared and where values are respected. Sunrise believes that providing equal opportunities to a diverse workforce is critical to the company’s success. Roughly 2,850 employees (FTEs) from around 80 nations contribute to the success of Sunrise with their expertise, innovative thinking and exceptional commitment, reflecting the diversity of our customers.

www.sunrise.ch

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